UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

LSB INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	1-7677	73-1015226
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

16 South Pennsylvania Avenue, Oklahoma City, Oklahoma	73107
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (405) 235-4546

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure

LSB Industries, Inc. (the “Company”) has conducted a good faith investigation of its current product lines and determined that certain components or parts of certain products within its Climate Control Business, which we refer to as our “HVAC business” in the Conflict Minerals Report, contain tin, tungsten, tantalum and/or gold (3TG) (defined as “conflict minerals” by the U.S. Securities and Exchange Commission). The Company conducted reasonable due diligence as required by Rule 13p-1 of the Securities Exchange Act of 1934, as amended, including surveying its direct suppliers to try to determine the sources of these minerals, which the Company’s business units purchase through a complex supply chain. The Company was unable to determine whether the conflict minerals used in one or more of its products where such conflict minerals are necessary to such product(s) functionality or production originated from the Democratic Republic of the Congo or an adjoining country.

A copy of our Conflict Minerals Report for the reporting period from January 1 to December 31, 2013, is filed as Exhibit 1.02 hereto and is publicly available at: http://investors.lsbindustries.com. The content of such website is included for general information only and is not incorporated by reference in this Form SD.

Item 1.02	Exhibit

The Conflict Minerals Report for the reporting period from January 1, 2013 to December 31, 2013 is filed as Exhibit 1.02 hereto.

Section 2 – Exhibits

Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

LSB INDUSTRIES, INC.

Date: June 2, 2014	By:	/s/ Tony M. Shelby
	Name:	Tony M. Shelby
	Title:	Executive Vice President of Finance and Chief Financial Officer